SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MERCURY COMPUTER SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.01 Per Share, of Mercury Computer Systems, Inc.

(Title of Class of Securities)

589378 10 8

(CUSIP Number of Class of Securities (Underlying Common Stock)

Craig Barrows, Esq.

Vice President and General Counsel

Mercury Computer Systems, Inc.

199 Riverneck Road

Chelmsford, Massachusetts 01824

(978) 256-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies of all communications should be sent to:

Anthony J. Medaglia, Jr., P.C.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
Not Applicable*	Not Applicable*

*                    A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐               Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒             Check the appropriate box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐              third party tender offer subject to Rule 14d-1.

☒            issuer tender offer subject to Rule 13e-4.

☐              going private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is being filed by Mercury Computer Systems, Inc. (“Mercury”) pursuant to General Instruction D to Schedule TO.

Additional Information and Where to Find It

Mercury has not commenced the exchange program referred to in the exhibit hereto. If the exchange program is approved by shareholders, Mercury will provide eligible employees with written materials explaining the full terms and conditions of the program, and will also file these materials with the Securities and Exchange Commission. WHEN THESE MATERIALS BECOME AVAILABLE, EMPLOYEES ELIGIBLE FOR THE EXCHANGE PROGRAM SHOULD READ THEM CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OPTION EXCHANGE PROGRAM.

Once the materials are filed with the Securities and Exchange Commission, they will be available free of charge at www.sec.gov and on Mercury’s website at www.mc.com and by contacting Mercury’s Investor Relations department at 199 Riverneck Road, Chelmsford, MA 01824, telephone (978) 256-1300.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Preliminary forms of letter to shareholders, Notice of Meeting of Shareholders and Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on June 27, 2006.

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